Exhibit 99.1

SALE AND PURCHASE AGREEMENT

THIS AGREEMENT is dated for reference the 10th day of June, 2013.

BETWEEN:

ALMADEN MINERALS LTD., a body corporate amalgamated under the laws of British Columbia (“Almaden”) and Minera Gavilan S.A. de C.V., a body corporate incorporated or organized pursuant to the laws of Mexico (“Gavilan” and together with Almaden the “Mexico Property Vendor”), and Almaden America Inc., a body corporate incorporated or organized pursuant to the laws of Nevada (“Almaden America” and together with Almaden the “Nevada Property Vendor” and together with the Mexico Property Vendor the “Vendors”), each having an office at 1103 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8

OF THE FIRST PART
AND:

TARSIS RESOURCES LTD. a body corporate continued pursuant to the laws of British Columbia and having an office at 1103 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8

(the “Purchaser”)
OF THE SECOND PART

WHEREAS:

A. The Mexico Property Vendor is the legal and beneficial owner of a 100% interest in the Mexican Property, and the Nevada Property Vendor is the legal and beneficial owner of a 100% interest in the Nevada Property;

B. The Vendors wish to sell and the Purchaser wishes to purchase the Property Data and a 100% interest in and to the Properties subject only to the obligation to pay the NSR and to issue Additional Shares on the terms and subject to the conditions set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and of the mutual promises, covenants, conditions, representations and warranties herein set out, the parties hereto agree as follows:

1. INTERPRETATION

1.1. For  the purposes of this Agreement, including the recitals and any schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following words and expressions shall have the following meanings:

(a)
“Acquisition” means acquisition, directly or indirectly, by any means whatsoever including, without limitation, staking, purchase, assignment, transfer, or pursuant to the terms of an option or joint venture arrangement or agreement;

(b)
 “Additional Shares” means the Shares to be issued and delivered to Almaden in accordance with: (i) Subsection 3.3(a) of this Agreement on the Acquisition by or on behalf of the Purchaser of any interest in any After Acquired Claims; and (ii) Subsection 3.3(a) of this Agreement each time an initial  Resource is first completed on an After Acquired Claim;

(c)
“Affiliate” means any body corporate which directly or indirectly controls, or is controlled by, or is under common control with, a party and “control” means possession, directly or indirectly, of the power to direct or cause the direction of management and policies through ownership of voting securities, contract, voting trust or otherwise;

(d)
“After Acquired Claims” means the After Acquired Mexican Claims and the After Acquired Nevada Claims, “After Acquired Mexican Claims” means each single mineral or mining property, claim, lot or concession, and each contiguous group of mineral or mining properties, claims, lots or concessions located, in whole or in part within the Mexican Area of Interest, and “After Acquired Nevada Claims” means each single mineral or mining property, patented or unpatented claim or lease, and each contiguous group of mineral or mining properties, patented or unpatented claims or leases, located in whole or in part within the Nevada Area of Interest, the Acquisition by or on behalf of the Purchaser of an interest in which occurs prior to the third anniversary of the date of this Agreement;

(e)	“Agreement” means this Agreement, as amended from time to time;

(f)
“Approval Date” means the date that is five (5) business days after receipt by the Purchaser of written confirmation from the Exchange that this Agreement has been accepted for filing on behalf of the Purchaser;

(g)
“Area of Interest” means the Mexican Area of Interest and the Nevada Area of Interest, “Mexican Area of Interest” means the area outlined in black on the map attached as Schedule “B-I” to, and made a part of, this Agreement, and “Nevada Area of Interest” means the area outlined in black on the map attached as Schedule “B-II” to, and made a part of, this Agreement;

(h)	“Closing” means the closing of the sale and purchase of the Property and “Closing Date” means the Approval Date;

(i)
“Commercial Production” means the operation of the respective Property or After Acquired Claims or any portion thereof as a producing mine and the production of mineral products therefrom (excluding bulk sampling, pilot plant or test operations);

(j)	“Exchange” means the TSX Venture Exchange;

(k)
“Net Smelter Return” or “NSR” means that royalty or charge on proceeds from Commercial Production described, calculated and payable as provided in Schedule “C” – Royalty Agreement attached to, and made a part of, this Agreement; for greater certainty, there shall be one Schedule “C” – Royalty Agreement for the Mexican Property and one for the After Acquired Mexican Claims and one other Schedule “C” – Royalty Agreement for the Nevada Property and one other one for the After Acquired Nevada Claims;

(l)
“Property” means the Mexican Property and the Nevada Property, “Mexican Property” means those mineral or mining properties, claims, lots or concessions more particularly described in Schedule “A-I” attached to, and made a part of, this Agreement, and “Nevada Property” means those mineral or mining properties, patented or unpatented claims or leases more particularly described in Schedule “A-II” attached to, and made a part of, this Agreement, together with the surface rights, mineral rights, personal property and permits associated therewith, and shall include any renewal thereof and any other form of successor or substitute title thereto;

(m)
“Property Data” means the Mexican Property Data and the Nevada Property Data, “Mexican Property Data” means  data in respect of the Mexican Property currently in the possession of the Mexico Property Vendor and “Nevada Property Data” means  data in respect of the Nevada Property currently in the possession of the Nevada Property Vendor; “Resource” means a “mineral resource” as that term is defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

(n)	“Shares” means fully paid and non-assessable common shares in the capital of the Purchaser; and

(o)	“Subsequent Closing” has the meaning ascribed to it in Subsection 3.3(a) of this Agreement.

1.2. The titles to the respective Articles hereof shall not be deemed to be a part of this Agreement and shall be regarded as having been used for convenience only.

1.3. Words used herein importing the singular number shall include the plural, and vice-versa, and words importing the masculine gender shall include the feminine and neuter genders, and vice-versa, and words importing persons shall include firms, partnerships and corporations.

2. REPRESENTATIONS AND WARRANTIES

2.1.  Each party represents and warrants to the others that:

(a)
it is a company duly incorporated or amalgamated, validly subsisting and in good standing with respect to filing of annual reports under the laws of the jurisdiction of its incorporation, amalgamation or continuation and, in the case of the Purchaser, is or will be qualified to do business and to hold an interest in the Property or in any After Acquired Claim in the jurisdiction in which the Property or the After Acquired Claim, as the case may be, is located;

(b)
it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of its obligations hereunder;

(c)
to the best of its knowledge, there are no actual or pending proceedings for, and it is unaware of any basis for the institution of any proceedings leading to, the placing of it in bankruptcy or subject to any other laws governing the affairs of insolvent parties;

(d)
it has, or will have before the Closing, duly obtained all board of director and shareholder approvals, as required, all applicable approvals from the Exchange and any other securities regulatory authorities, as required, and other necessary authorizations for the execution, delivery and performance of this Agreement, and such execution, delivery and performance and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its constating or initiating documents or any indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it may be subject and will not contravene any applicable laws.

2.2.  The Mexico Property Vendor represents and warrants to the Purchaser that:

(a)	Gavilan is the legal, and the Mexico Property Vendor is the beneficial, owner of a 100% interest in and to the Mexican Property;

(b)
the Mexican Property is in good standing under the laws of Mexico up to and including at least the respective expiry dates set forth in Schedule “A-I” hereto and, to the best of its knowledge, with the exception of the Yago property described in Schedule “A-I” hereto in respect of which relief from 2012 assessment work will be applied for by the Mexico Property Vendor, the Mexico Property Vendor has made all taxes, assessment, rentals, levies or other payments relating to the Mexican Property required to be made to any applicable government authority;

(c)	to the best of its knowledge, the Mexican Property is free and clear of all liens, charges and encumbrances and is not subject to any right, claim or interest of any other person;

(d)
to the best of its knowledge, it has complied with all laws in effect in the jurisdiction in which the Mexican Property is located with respect to the Mexican Property and the Mexican Property has been duly and properly staked and recorded in accordance with such laws and that the Purchaser may enter in, under or upon the Mexican Property for all purposes of this Agreement without making any payment to, and without accounting to or obtaining the permission of, any other person other than any payment required to be made under this Agreement or to maintain the Mexican Property in good standing;

(e)
it has not received from any government or any other person any notice of or communication relating to any actual or alleged environmental claims, and, to the best of its knowledge, there are no outstanding work orders or actions required to be taken relating to environmental matters with respect to the Mexican Property or any operations carried out on the Mexican Property; and

(f)
to the best of its knowledge, there is no adverse claim or challenge against or to the ownership of or title to the Mexican Property, or any portion thereof nor is there any basis therefor and there are no outstanding agreements or options to acquire or purchase the Mexican Property or any portion thereof or interest therein and, except as provided in this Agreement, no person has any royalty or interest whatsoever in production or profits from the Mexican Property or any portion thereof.

2.3.  The Nevada Property Vendor represents and warrants to the Purchaser that:

(a)	Almaden America is the legal, and the Nevada Property Vendor is the beneficial, owner of a 100% interest in and to the Nevada Property;

(b)
the Nevada Property is in good standing under the laws of the jurisdiction in which the Nevada Property is located up to and including at least the respective expiry dates set forth in Schedule “A-II” hereto and, to the best of its knowledge, the Nevada Property Vendor has made all taxes, assessment, rentals, levies or other payments relating to the Nevada Property required to be made to any applicable government authority;

(c)
to the best of its knowledge, the Nevada Property is free and clear of all liens, charges and encumbrances and, except for the paramount title of the United States of America, is not subject to any right, claim or interest of any other person;

(d)
to the best of its knowledge, it has complied with all laws in effect in the jurisdiction in which the Nevada Property is located with respect to the Nevada Property and the Nevada Property has been duly and properly staked and recorded in accordance with such laws and that the Purchaser may enter in, under or upon the Nevada Property for all purposes of this Agreement without making any payment to, and without accounting to or obtaining the permission of, any other person other than any payment required to be made under this Agreement or to maintain the Nevada Property in good standing;

(e)
it has not received from any government or any other person any notice of or communication relating to any actual or alleged environmental claims, and, to the best of its knowledge, there are no outstanding work orders or actions required to be taken relating to environmental matters with respect to the Nevada Property or any operations carried out on the Nevada property; and

(f)
to the best of its knowledge, there is no adverse claim or challenge against or to the ownership of or title to the Nevada Property, or any portion thereof nor is there any basis therefor and there are no outstanding agreements or options to acquire or purchase the Nevada Property or any portion thereof or interest therein and, except as provided in this Agreement, no person has any royalty or interest whatsoever in production or profits from the Nevada Property or any portion thereof.

2.4. The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement, are to be construed as both conditions and warranties and shall, regardless of any investigation which may have been made by or on behalf of any party as to the accuracy of such representations and warranties, survive the closing of the transaction contemplated hereby and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation or warranty contained in this Agreement, and each party shall be entitled, in addition to any other remedy to which it may be entitled, to set off any such loss, damage or costs suffered by it as a result of any such breach against any payment required to be made by it to any other party hereunder.

3. SALE AND PURCHASE

3.1	(a)
In consideration of the allotment, issue and delivery at the Closing to Almaden for the Vendors of 4,000,000 Shares, the Vendors hereby agree to sell, transfer and assign, and the Purchaser hereby agrees to purchase, at the Closing, the Property Data and a 100% interest in the Property, except for the paramount title of the United States of America in respect of the Nevada Property, free and clear of all encumbrances of any nature and kind except the Net Smelter Return reserved by the Mexico Property Vendor in respect of the Mexican Property, and the Net Smelter Return reserved by the Nevada Property Vendor in respect of the Nevada Property, as provided in Section 3.2 of this Agreement.  In addition, the Purchaser agrees to pay any applicable sales tax or value added tax (IVA) as may be payable on the sale of the Property or Property Data hereunder.

(b)	At the Closing, the Purchaser shall deliver to Almaden for the Vendors:

(i)
evidence satisfactory to the Vendors and their legal counsel of the approval of this Agreement by the Board of Directors of the Purchaser and the completion of all other corporate proceedings of the Purchaser including, without limitation, those relating to the allotment, issuance and delivery of the 4,000,000 Shares, and all other matters which, in the reasonable opinion of counsel for the Vendors, are necessary in connection with the transactions contemplated by this Agreement; and

(ii)
share certificates representing the 4,000,000 Shares duly registered in the name of Almaden and not subject to any re-sale or transfer restrictions that extend beyond four months and one day from the Closing Date.

(c)
At the Closing, the Vendors will execute and deliver such documentation prepared by the Purchaser as is necessary to duly register and record in the appropriate registration and recording offices the transfer of title in the Properties from the Vendors to the Purchaser or to an Affiliate of the Purchaser as directed by the Purchaser.

3.2	(a)
Upon Commercial Production of the Mexican Property there shall be paid to Gavilan, which it hereby reserves, and upon Commercial Production of the Nevada Property there shall be paid to Almaden America, which it hereby reserves, a 2% Net Smelter Return, which Net Smelter Returns are hereby granted by the Purchaser and shall be recorded against the Property so as to constitute an obligation on a transferee of the Property.

(b)
In furtherance of Subsection 3.2(a) of this Agreement, the Purchaser covenants and agrees to use reasonable commercial efforts to regularly conduct industry standard early stage exploration programs on the Property in order to prepare the Property for potentially optioning any portion of the Property to third parties for additional exploration.

3.3	(a)
Subject to the approval of the Exchange, within 3 business days (each a “First Subsequent Closing”) of each Acquisition by or on behalf of the Purchaser  of an interest in After Acquired Claims, the Purchaser shall allot, issue and deliver to Almaden 200,000 Shares, and subject to the approval of the Exchange, within 3 business days (each a “Second Subsequent Closing” and together with First Subsequent Closings, the “Subsequent Closings”) of each time an initial Resource is first completed on an After Acquired Claim, the Purchaser shall allot, issue and deliver to Almaden an additional 800,000 Shares, and upon Commercial Production of each After Acquired Claim there shall be paid to Almaden or its nominee a 2% Net Smelter Return which Net Smelter Return is hereby granted by the Purchaser and shall be recorded against the respective After Acquired Claims so as to constitute an obligation on a transferee of such After Acquired Claims.  In the event the Purchaser shall sell or otherwise dispose of all or a portion of an After Acquired Claim (an “Alienation”) and the acquiror of such interest (“Alienee”) shall complete an initial Resource estimate for the first time in respect of such After Acquired Claim acquired by the Alienee on the Alienation, then upon such completion of such an initial Resource estimate the Purchaser shall be obligated to issue the aforedescribed 800,000 Shares unless in the contract of Alienation the Purchaser shall, with Almaden’s prior written consent, have secured from the Alienee a covenant (assignable to Almaden) to issue to Almaden 800,000 fully paid and non-assessable common shares of the Alienee each time an initial Resource estimate is first completed on an After Acquired Claim acquired by the Alienee on the Alienation.

(b)	At each Subsequent Closing, the Purchaser (or the Alienee, if applicable,) shall deliver to Almaden:

(i)
evidence satisfactory to Almaden and its legal counsel of the completion by the Purchaser (or by the Alienee, if applicable,) of all corporate proceedings of the Purchaser (or of the Alienee, if applicable,) in respect of the transaction that is the subject matter of the Subsequent Closing including, without limitation, those relating to the allotment, issuance and delivery of the 200,000 Shares or the 800,000 Shares, as the case may be, and all other matters which, in the reasonable opinion of counsel for Almaden, are necessary in connection with such transactions; and

(ii)
share certificates representing the 200,000 Shares or the 800,000 Shares, (or the 800,000 common shares of the Alienee), as the case may be, duly registered in the name of Almaden and not subject to any re-sale or transfer restrictions that extend beyond four months and one day from the Closing Date.

(c)
The Vendors covenant and agree to not, for a period of three (3) years from the date of this Agreement, acquire any mineral exploration projects, or compete with the Purchaser for mineral exploration projects, located within the Area of Interest.

4. INDEMNITY

4.1. The Mexico Property Vendor and the Nevada Property Vendor, respectively, covenant and agree with the Purchaser (which covenant and agreement will survive the execution, delivery and termination of this Agreement) to indemnify and save harmless the Purchaser against all liabilities, claims, demands, actions, causes of action, damages, losses, costs, expenses or legal fees suffered or incurred by the Purchaser, directly or indirectly, by reason of or arising out of any of the respective warranties or representations on the part of the Mexico Property Vendor or the Nevada Property Vendor, as the case may be, in this Agreement being untrue or arising out of work done by the Mexico Property Vendor or the Nevada Property Vendor, respectively, on or with respect to the respective Properties up to the Closing Date.

4.2. The Purchaser covenants and agrees with the Vendors (which covenant and agreement will survive the execution, delivery and termination of this Agreement) to indemnify and save harmless the Vendors against all liabilities, claims, demands, actions, causes of action, damages, losses, costs, expenses or legal fees suffered or incurred by reason of or arising out of any warranties or representations on the part of the Purchaser in this Agreement being untrue or arising out of any work done by the Purchaser or its duly authorized representatives on or with respect to the Property or any part or parts thereof from and after the Closing Date.

5. NOTICE

5.1           All notices and other required communications and deliveries to the parties will be in writing given by personal delivery or by electronic means addressed as follows (or to such other address as the parties may specify in writing from time to time):

to the Vendors:
Almaden Minerals Ltd.
1103 - 750 West Pender Street
Vancouver, British Columbia
V6C 2T8
Fax: 604.689.7645
Email: rockman@almadenminerals.com
Attention: Morgan Poliquin, President and Chief Executive Officer

to the Purchaser:
Tarsis Resources Ltd.
1103 - 750 West Pender Street
Vancouver, British Columbia
V6C 2T8
Fax: 604-689-7645
Email: info@tarsis.ca
Attention: Marc G. Blythe, President and Chief Executive Officer

with a copy to the Purchaser's solicitors:
McCullough O’Connor Irwin LLP
Suite 2600 Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
V6E 3X1
Fax: 604-687-7099
Email: dgunasekera@moisolicitors.com
Attention: David Gunasekera

5.2           Any notices and other required communications and deliveries given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic means, on the day of transmittal thereof if given during the normal business hours of the recipient and on the next day if not given during such normal business hours on any day.

5.3           Any party may at any time give notice in writing to the others of any change of address, and from and after the giving of such notice, the address therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

6.  ASSIGNMENT

6.1. From and after the Closing Date, the Vendors’ rights and interests under this Agreement shall be freely transferable and assignable, in whole or in part, upon notice to the Purchaser.  The Purchaser shall not sell, transfer, assign, option or otherwise dispose of or alienate all or any part of its rights, interests or obligations under this Agreement or in the Property, the Property Data or any After Acquired Claims to any Affiliate of the Purchaser or other third party without such Affiliate or other third party agreeing in writing to be bound by the terms hereof.

7. FURTHER ASSURANCES

7.1. Each of the parties hereto covenants and agrees, from time to time and at all times, to do all such further acts and execute and deliver all such further deeds, documents and assurances as may be reasonably required in order to fully perform and carry out the terms and intent of this Agreement.

8. TIME OF THE ESSENCE

8.1.  Time shall be of the essence in the performance of this Agreement.

9. ENUREMENT

9.1. This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

10. FORCE MAJEURE

10.1. No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its reasonable control (except those caused by its own lack of funds) including, but not limited to, acts of God, fire, storm, flood, explosion, strikes, lockouts or other industrial disturbances, acts of public enemy, war, riots, laws, rules and regulations or orders of any duly constituted governmental authority, or non-availability of materials or transportation (each an “Intervening Event”).

10.2. All time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.

10.3. A party relying on the provisions of Section10.1 of this Agreement, insofar as possible, shall promptly give written notice to the other party of the particulars of the Intervening Event, shall give written notice to all other parties as soon as the Intervening Event ceases to exist, shall take all reasonable steps to eliminate any Intervening Event and will perform its obligations under this Agreement as far as practicable, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impossible.

11. AMENDMENT

11.1. This Agreement may not be changed orally but only by an agreement in writing, signed by the party against which enforcement, waiver, change, modification or discharge is sought.

12. ENTIRE AGREEMENT

12.1. This Agreement constitutes and contains the entire agreement and understanding between the parties and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties or any of them with respect to the subject matter hereof, including, without limitation, that certain Letter of Intent dated March 1, 2013 between Almaden and the Purchaser.

13. EXPENSES

13.1. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such expenses.

14. SEVERABILITY

14.1. If any provision of this Agreement is or becomes illegal, unenforceable or invalid for any reason whatsoever, then such illegal, unenforceable or invalid provisions will be severable from the remainder of this Agreement and will not affect the legality, enforceability or validity of the remaining provisions of this Agreement.

15. CONDITION PRECEDENT

15.1. The obligations of the Purchaser under this Agreement are first subject to the acceptance for filing of this Agreement on behalf of the Purchaser by the Exchange, in respect of which the Purchaser covenants and agrees to forthwith make application.

16. GOVERNING LAW AND ARBITRATION

16.1. This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia.

16.2. All disputes arising out of or in connection with this Agreement, or in respect of any defined legal relationship associated therewith or derived therefrom, shall be referred to and finally resolved by arbitration under the rules of the British Columbia International Commercial Arbitration Centre.

16.3. The appointing authority shall be the British Columbia International Commercial Arbitration Centre and the case shall be administered by the British Columbia International Commercial Arbitration Centre in accordance with its “Procedures for Cases under the BCICAC Rules” at Vancouver, British Columbia.

17. COUNTERPARTS

17.1. This Agreement may be executed in any number of counterparts and by electronic means with the same effect as if the parties had signed the same document. All counterparts will be construed together and constitute one and the same agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day, month and year first above written.

ALMADEN MINERALS LTD. Per: ___Duane Poliquin Authorized Signatory	) ) ) ) )

MINERA GAVILAN S.A. de C.V. Per: ___Duane Poliquin Authorized Signatory	) ) ) ) )

ALMADEN AMERICA INC. Per: ___Duane Poliquin Authorized Signatory	) ) ) ) )

TARSIS RESOURCES LTD. Per: ___Marc Blythe Authorized Signatory	) ) ) ) )

Schedule “A-I”

Description of Mexican Property

Name	Title
YAGO PROJECT:
LA SARDA	162577
SAGITARIO	219840
LA GUADALUPE	180099
LA CUCARACHA	194422
YAGO I	200955
AMPLIACIÓN LA SARDA	226221
NUEVO SAN JUAN	218233
LA NUEVA MAGNOLIA	218232
AMP. LA NUEVA MAGNOLIA	218227
AMP. NUEVO SAN JUAN	218254
DON ALONSO	213559
TEPIC 4	219437
TEPIC 3 FRACCIÓN I	220036
TEPIC 3 FRACCIÓN II	220037
TEPIC 5	220289
TEPIC 7	228596
YAGO F. 1	234677
YAGO F. 2	234678
YAGO F. 3	234679
YAGO SUR	234681
GALLO	227010
AS DE ORO	220288
GALLO 2 FRACCIÓN I	227086
GALLO 2 FRACCIÓN II	227087
GALLO 3	227139
EL GALLO DE ORO	228416
GALLO 4	236662
MINA MARÍA	213537

MEZQUITES PROJECT:
MEZQUITES FRACCIÓN I	220151
MEZQUITES FRACCIÓN II	220152
MEZQUITES FRACCIÓN III	220153
EL PUERQUITO	224204
SAN JUAN	211615
MEZQUITES 3 F. I	235143

MEZQUITES 3 F. II	235144
MEZQUITES 4 F. I	235148
MEZQUITES 4 F. II	235149
MEZQUITES 5 F. I	235145
MEZQUITES 5 F. II	235146
MEZQUITES 5 F. III	235147
MEZQUITES 6 F. I	235150
MEZQUITES 6 F. II	235151

COFRADIA PROJECT:
SAN PEDRO	237344

LLANO GRANDE PROJECT:
PILARES	230759

Schedule “A-II”

Description of Nevada Property

BP

662666 10/15/2012 003 of 7

EXHIBIT A

BLM Serial No	Claim Name/Number	Mc Lead Case Ser Nr	County
NMC1027134	BP 1	NMC1027134	ELKO
NMC1027135	BP 2	NMC1027134	ELKO
NMC1027136	BP 3	NMC1027134	ELKO
NMC1027137	BP 4	NMC1027134	ELKO
NMC1027138	BP 5	NMC1027134	ELKO
NMC1027139	BP 6	NMC1027134	ELKO
NMC1027140	BP 7	NMC1027134	ELKO
NMC1027141	BP 8	NMC1027134	ELKO
NMC1027142	BP 9	NMC1027134	ELKO
NMC1027143	BP 10	NMC1027134	ELKO
NMC1027144	BP 11	NMC1027134	ELKO
NMC1027145	BP 12	NMC1027134	ELKO
NMC1027146	BP 13	NMC1027134	ELKO
NMC1027147	BP 14	NMC1027134	ELKO
NMC1027148	BP 15	NMC1027134	ELKO
NMC1027149	BP 16	NMC1027134	ELKO
NMC1027150	BP 17	NMC1027134	ELKO
NMC1027151	BP 18	NMC1027134	ELKO
NMC1027152	BP 19	NMC1027134	ELKO
NMC1027153	BP 20	NMC1027134	ELKO
NMC1027154	BP 21	NMC1027134	ELKO
NMC1027155	BP 22	NMC1027134	ELKO
NMC1027156	BP 23	NMC1027134	ELKO
NMC1027157	BP 24	NMC1027134	ELKO
NMC1027158	BP 25	NMC1027134	ELKO
NMC1027159	BP 26	NMC1027134	ELKO
NMC1027160	BP 27	NMC1027134	ELKO
NMC1027161	BP 28	NMC1027134	ELKO
NMC1027162	BP 29	NMC1027134	ELKO
NMC1027163	BP 30	NMC1027134	ELKO
NMC1027164	BP 31	NMC1027134	ELKO
NMC1027165	BP 32	NMC1027134	ELKO
NMC1027166	BP 37	NMC1027134	ELKO
NMC1027167	BP 38	NMC1027134	ELKO
NMC1027168	BP 39	NMC1027134	ELKO
NMC1027169	BP 40	NMC1027134	ELKO
NMC1027170	BP 41	NMC1027134	ELKO
NMC1027171	BP 42	NMC1027134	ELKO
NMC1027172	BP 43	NMC1027134	ELKO
NMC1027173	BP 44	NMC1027134	ELKO
NMC1030853	BP 33	NMC1030853	ELKO
NMC1030854	BP 34	NMC1030853	ELKO
NMC1030855	BP 35	NMC1030853	ELKO
NMC1030856	BP 36	NMC1030853	ELKO
NMC1030857	BP 45	NMC1030853	ELKO
NMC1030858	BP 46	NMC1030853	ELKO

RECEIVED
AUG 0 9 2012
BLM NVSO IAC

Exhibit A - Page 1 of 5 Pages

0221736 Book 540 Page: 199 10/22/2012 Page: 4 of 8

662666 10/15/2012 004 of 7

EXHIBIT A

BLM Serial No	Claim Name/Number	Mc Lead Case Ser Nr	County
NMC1030859	BP 47	NMC1030853	ELKO
NMC1030860	BP 48	NMC1030853	ELKO
NMC1030861	BP 49	NMC1030853	ELKO
NMC1030862	BP 50	NMC1030853	ELKO
NMC1030863	BP 51	NMC1030853	ELKO
NMC1030864	BP 52	NMC1030853	ELKO
NMC1030865	BP 53	NMC1030853	ELKO
NMC1030866	BP 54	NMC1030853	ELKO
NMC1030867	BP 55	NMC1030853	ELKO
NMC1030868	BP 56	NMC1030853	ELKO
NMC1030869	BP 57	NMC1030853	ELKO
NMC1030870	BP 58	NMC1030853	ELKO
NMC1030871	BP 59	NMC1030853	ELKO
NMC1030872	BP 60	NMC1030853	ELKO
NMC1030873	BP 61	NMC1030853	ELKO
NMC1030874	BP 62	NMC1030853	ELKO
NMC1030875	BP 63	NMC1030853	ELKO
NMC1030876	BP 64	NMC1030853	ELKO
NMC1030877	BP 65	NMC1030853	ELKO
NMC1030878	BP 66	NMC1030853	ELKO
NMC1030879	BP 67	NMC1030853	ELKO
NMC1030880	BP 68	NMC1030853	ELKO
NMC1030881	BP 69	NMC1030853	ELKO
NMC1030882	BP 70	NMC1030853	ELKO
NMC1030883	BP 71	NMC1030853	ELKO
NMC1030884	BP 72	NMC1030853	ELKO
NMC1030885	BP 73	NMC1030853	ELKO
NMC1030886	BP 74	NMC1030853	ELKO
NMC1030887	BP 75	NMC1030853	ELKO
NMC1030888	BP 76	NMC1030853	ELKO
NMC1030889	BP 77	NMC1030853	ELKO
NMC1030890	BP 78	NMC1030853	ELKO
NMC1030891	BP 79	NMC1030853	ELKO
NMC1030892	BP 80	NMC1030853	ELKO
NMC1030893	BP 81	NMC1030853	ELKO
NMC1030894	BP 82	NMC1030853	ELKO
NMC1030895	BP 83	NMC1030853	ELKO
NMC1030896	BP 84	NMC1030853	ELKO
NMC1030897	BP 85	NMC1030853	ELKO
NMC1030898	BP 86	NMC1030853	ELKO
NMC1030899	BP 87	NMC1030853	ELKO
NMC1030900	BP 88	NMC1030853	ELKO
NMC1030901	BP 89	NMC1030853	ELKO
NMC1030902	BP 90	NMC1030853	ELKO
NMC1030903	BP 91	NMC1030853	ELKO
NMC1030904	BP 92	NMC1030853	ELKO

RECEIVED
AUG 0 9 2012
BLM NVSO IAC

Exhibit A - Page 2 of 5 Pages

0221736 Book 540 Page 200 10/22/2012 Page: 5 of 8

662666 10/15/2012 005 of 7

EXHIBIT A

BLM Serial No	Claim Name/Number	Mc Lead Case Ser Nr	County
NMC1030905	BP 93	NMC1030853	ELKO
NMC1030906	BP 94	NMC1030853	ELKO
NMC1030907	BP 95	NMC1030853	ELKO
NMC1030908	BP 96	NMC1030853	ELKO
NMC1030909	BP 97	NMC1030853	ELKO
NMC1030910	BP 98	NMC1030853	ELKO
NMC1030911	BP 99	NMC1030853	ELKO
NMC1030912	BP 100	NMC1030853	ELKO
NMC1030913	BP 101	NMC1030853	ELKO
NMC1030914	BP 102	NMC1030853	ELKO
NMC1030915	BP 103	NMC1030853	ELKO
NMC1030916	BP 104	NMC1030853	ELKO
NMC1030917	BP 105	NMC1030853	ELKO
NMC1030918	BP 106	NMC1030853	ELKO
NMC1030919	BP 107	NMC1030853	ELKO
NMC1030920	BP 108	NMC1030853	ELKO
NMC1030921	BP 109	NMC1030853	ELKO
NMC1030922	BP 110	NMC1030853	ELKO
NMC1030923	BP 111	NMC1030853	ELKO
NMC1030924	BP 112	NMC1030853	ELKO
NMC1030925	BP 113	NMC1030853	ELKO
NMC1030926	BP 114	NMC1030853	ELKO
NMC1030927	BP 115	NMC1030853	ELKO
NMC1030928	BP 116	NMC1030853	ELKO
NMC1030929	BP 117	NMC1030853	ELKO
NMC1030930	BP 118	NMC1030853	ELKO
NMC1030931	BP 119	NMC1030853	ELKO
NMC1030932	BP 120	NMC1030853	ELKO
NMC1030933	BP 121	NMC1030853	ELKO
NMC1030934	BP 122	NMC1030853	ELKO
NMC1030935	BP 123	NMC1030853	ELKO
NMC1030936	BP 124	NMC1030853	ELKO
NMC1030937	BP 125	NMC1030853	ELKO
NMC1030938	BP 126	NMC1030853	ELKO
NMC1030939	BP 127	NMC1030853	ELKO
NMC1030940	BP 128	NMC1030853	ELKO
NMC1030941	BP 129	NMC1030853	ELKO
NMC1030942	BP 130	NMC1030853	ELKO
NMC1030943	BP 131	NMC1030853	ELKO
NMC1030944	BP 132	NMC1030853	ELKO
NMC1030945	BP 133	NMC1030853	ELKO
NMC1030946	BP 134	NMC1030853	ELKO
NMC1030947	BP 135	NMC1030853	ELKO
NMC1030948	BP 136	NMC1030853	ELKO
NMC1030949	BP 137	NMC1030853	ELKO
NMC1030950	BP 138	NMC1030853	ELKO

RECEIVED
AUG 0 9 2012
BLM NVSO IAC

Exhibit A - Page 3 of 5 Pages

0221736 Book 540 Page: 201 10/22/2012 Page: 6 of 8

662666 10/15/2012 006 of 7

EXHIBIT A

BLM Serial No	Claim Name/Number	Mc Lead Case Ser Nr	County
NMC1030951	BP 139	NMC1030853	ELKO
NMC1030952	BP 140	NMC1030853	ELKO
NMC1030953	BP 141	NMC1030853	ELKO
NMC1030954	BP 142	NMC1030853	ELKO
NMC1030955	BP 143	NMC1030853	ELKO
NMC1030956	BP 144	NMC1030853	ELKO
NMC1030957	BP 145	NMC1030853	ELKO
NMC1030958	BP 146	NMC1030853	ELKO
NMC1030959	BP 147	NMC1030853	ELKO
NMC1030960	BP 148	NMC1030853	ELKO
NMC1030961	BP 149	NMC1030853	ELKO
NMC1030962	BP 150	NMC1030853	ELKO
NMC1030963	BP 151	NMC1030853	ELKO
NMC1030964	BP 152	NMC1030853	ELKO and EUREKA
NMC1030965	BP 153	NMC1030853	ELKO
NMC1030966	BP 154	NMC1030853	ELKO
NMC1030967	BP 155	NMC1030853	ELKO
NMC1030968	BP 156	NMC1030853	ELKO
NMC1030969	BP 157	NMC1030853	ELKO
NMC1030970	BP 158	NMC1030853	ELKO
NMC1030971	BP 159	NMC1030853	ELKO
NMC1030972	BP 160	NMC1030853	ELKO
NMC1030973	BP 161	NMC1030853	ELKO
NMC1030974	BP 162	NMC1030853	ELKO
NMC1030975	BP 163	NMC1030853	ELKO
NMC1030976	BP 164	NMC1030853	ELKO
NMC1030977	BP 165	NMC1030853	ELKO
NMC1030978	BP 166	NMC1030853	ELKO
NMC1030979	BP 167	NMC1030853	ELKO
NMC1030980	BP 168	NMC1030853	ELKO
NMC1030981	BP 169	NMC1030853	ELKO
NMC1030982	BP 170	NMC1030853	ELKO
NMC1030983	BP 171	NMC1030853	ELKO
NMC1030984	BP 172	NMC1030853	ELKO
NMC1030985	BP 173	NMC1030853	ELKO
NMC1030986	BP 174	NMC1030853	ELKO
NMC1030987	BP 175	NMC1030853	ELKO
NMC1030988	BP 176	NMC1030853	ELKO
NMC1030989	BP 177	NMC1030853	ELKO
NMC1030990	BP 178	NMC1030853	ELKO
NMC1030991	BP 179	NMC1030853	ELKO
NMC1030992	BP 180	NMC1030853	ELKO
NMC1030993	BP 181	NMC1030853	ELKO
NMC1030994	BP 182	NMC1030853	ELKO
NMC1030995	BP 183	NMC1030853	ELKO
NMC1030996	BP 184	NMC1030853	ELKO

RECEIVED AUG 0 9 2012 BLM NVSO IAC

Exhibit A - Page 4 of 5 Pages

0221736 Book: 540 Page: 202 10/22/2012 Page: 7 of 8

662666
10/16/2012
007 of 7

EXHIBIT A

BLM Serial No	Claim Name/Number	Mc Lead Case Ser Nr	County
NMC1030997	BP 185	NMC1030853	ELKO
NMC1030998	BP 186	NMC1030853	ELKO
NMC1030999	BP 187	NMC1030853	ELKO
NMC1031000	BP 188	NMC1030853	ELKO
NMC1031001	BP 189	NMC1030853	ELKO
NMC1031002	BP 190	NMC1030853	ELKO
NMC1031003	BP 191	NMC1030853	ELKO
NMC1031004	BP 192	NMC1030853	ELKO
NMC1031005	BP 193	NMC1030853	ELKO
NMC1031006	BP 194	NMC1030853	ELKO
NMC1031007	BP 195	NMC1030853	ELKO
NMC1031008	BP 196	NMC1030853	ELKO
NMC1031009	BP 197	NMC1030853	ELKO
NMC1031010	BP 198	NMC1030853	ELKO
NMC1031011	BP 199	NMC1030853	ELKO
NMC1031012	BP 200	NMC1030853	ELKO
NMC1031013	BP 201	NMC1030853	ELKO
NMC1031014	BP 202	NMC1030853	ELKO
NMC1031015	BP 203	NMC1030853	ELKO
NMC1031016	BP 204	NMC1030853	ELKO
NMC1031017	BP 205	NMC1030853	ELKO and EUREKA
NMC1031018	BP 206	NMC1030853	ELKO
NMC1031019	BP 207	NMC1030853	ELKO

Number of ACTIVE cases: 207

RECEIVED
AUG 0 9 2012
BLM NVSO IAC

Exhibit A - Page 5 of 5 Pages

0221736 Book 540 Page 203 10/22/2012 Page 8 of 8

BlackJack Springs

0359789 Book: 593 Page: 187 10/15/2012 Page: 3 of 3

EXHIBIT A

BLM Serial No	Claim Name/Number	Mc Lead Case Ser Nr	County
NMC1047981	BJS 1	NMC1047981	WHITE PINE
NMC1047982	BJS 2	NMC1047981	WHITE PINE
NMC1047983	BJS 3	NMC1047981	WHITE PINE
NMC1047984	BJS 4	NMC1047981	WHITE PINE
NMC1047985	BJS 5	NMC1047981	WHITE PINE
NMC1047986	BJS 6	NMC1047981	WHITE PINE
NMC1047987	BJS 7	NMC1047981	WHITE PINE
NMC1047988	BJS 8	NMC1047981	WHITE PINE
NMC1047989	BJS 9	NMC1047981	WHITE PINE
NMC1047990	BJS 10	NMC1047981	WHITE PINE
NMC1047991	BJS 11	NMC1047981	WHITE PINE
NMC1047992	BJS 12	NMC1047981	WHITE PINE
NMC1047993	BJS 13	NMC1047981	WHITE PINE
NMC1047994	BJS 14	NMC1047981	WHITE PINE
NMC1047995	BJS 15	NMC1047981	WHITE PINE
NMC1047996	BJS 16	NMC1047981	WHITE PINE
NMC1047997	BJS 17	NMC1047981	WHITE PINE
NMC1047998	BJS 18	NMC1047981	WHITE PINE
NMC1047999	BJS 19	NMC1047981	WHITE PINE
NMC1048000	BJS 20	NMC1047981	WHITE PINE
NMC1048001	BJS 21	NMC1047981	WHITE PINE

Number of ACTIVE
cases: 21

RECEIVED
AUG 09 2012
BLM NVSO IAC

Exhibit A - Page 1 of 1 Pages

Schedule “B-I”

Mexican Area of Interest

The State of Nayarit

Schedule “B-II”

Nevada Area of Interest

580,000
600,000
620,000
640,000
660,000
680,000
700,000
720,000
4,460,000
4,440,000
4,420,000
4,400,000
4,380,000
4,360,000
4,340,000
4,320,000
4,300,000
4,280,000
4,260,000
Legend

Schedule “C”

Net Smelter Return Royalty Agreement

Tarsis Resources Ltd. (the “Company”) hereby grants to/agrees to pay to the appropriate subsidiary of Almaden Minerals Ltd., either, Minera Gavilan S.A de C.V. in Mexico or Almaden America Inc. in Nevada, hereinafter each referred to as (“Almaden“), A Production Royalty (as herein defined) on minerals produced, saved and sold from the Property on the terms and subject to the conditions herein specified.

Capitalized terms used but not defined herein shall have the respective meanings described to such terms in the Assignment of Rights Agreement to which this is a Schedule.

1.
Production Royalty.  If the Company commences production of Products that are mined from the Property, the Company shall pay Almaden a Production Royalty equal to two percent (2%) of the Net Smelter Returns from all ores and minerals produced, saved and sold from the Property (the “Production Royalty”), computed as herein provided.  No Production Royalty shall be due upon bulk samples extracted by the Company for metallurgical testing purposes during the Company’s exploration or development work on the Property.

The term “commences production” as used herein shall mean the first day of the month following expiration of the first consecutive two month period within which milling (or other treatment) of ores produced from the Properties has yielded concentrate of commercial quality and quantity.

2.	Net Smelter Returns. As used herein, “Net Smelter Returns” means the Gross Proceeds less Allowable Deductions.

(a)      As used herein, “Gross Proceeds” shall have the following meaning:

i)
If the Company causes refined gold (meeting the specifications of the London Bullion Market Association) to be produced from Products, Net Smelter Returns shall be paid on the refined gold, as herein provided.  For purposes of determining Net Smelter Returns, the refined gold shall be deemed to have been sold at the Monthly Average Gold Price and the Gross Proceeds shall be determined by multiplying Gold Production during the calendar month by the Monthly Average Gold Price for such month.  As used herein, “Gold Production” shall mean the quantity of refined gold outturned during the calendar month to the Company’s account by an independent third party refinery from Products, on either a provisional or final settlement basis as used herein.  “Monthly Average Gold Price” shall mean the average London Bullion Market Association P.M. Gold Fix, calculated by dividing the sum of all such prices reported for the month by the number of days for which such prices were reported.

ii)
If the Company causes refined silver (meeting the specifications for refined silver subject to the New York Silver Price published by Handy & Harman) to be produced from Products, Net Smelter Returns shall be paid on refined silver as herein provided.  For purposes of determining Net Smelter Returns, the refined silver shall be deemed to have been sold at the Monthly Average Silver Price and the Gross Proceeds shall be determined by multiplying Silver Production during the calendar month by the Monthly Average Silver Price for such month.  As used herein, “Silver Production” shall mean the quantity of refined silver outturned during the calendar month to the Company’s account by an independent third party refinery from Products, on either a provisional or final settlement basis.  As used herein, “Monthly Average Silver Price” shall mean the average New York Silver Price as published daily by Handy & Harmon, calculated by dividing the sum of all such prices reported for the calendar month by the number of days for which such prices were reported.

iii)
If the Company causes refined metals other than refined gold and refined silver to be produced from Products, Net Smelter Returns shall be paid on the refined metal produced as herein provided and the Gross Proceeds shall be equal to the amount of the proceeds actually received by the Company during the calendar month from the sale of such refined metal.

iv)
If the Company sells raw ore mined from the Property or doré or concentrates produced from Products to an independent third party in an arm’s length transaction, then the Gross Proceeds shall be equal to the amount of the proceeds actually received by the Company during the calendar month from the sale of such raw ore, doré, or concentrates.

v)
If the Company sells raw ore mined from the Property or doré or concentrates produced from Products in other than an arm’s length sale to an independent third party, then the Gross Proceeds shall be equal to the fair market value of such raw ore, doré or concentrates.

b)
As used herein, “Allowable Deductions” shall mean all costs, charges and expenses paid by the Company for or with respect to processed Products, after such Products are shipped from the Property, including:

i)
Charges for treatment in the smelting and refining processes (including handling, processing, interest and provision for settlement fees, costs of umpires, sampling, assaying and representation fees, penalties, and other deductions made by the processor or imposed by law and specifically excluding mining and milling costs);

ii)
  Actual costs of transportation (including loading, freight, insurance security, transaction taxes, handling, port, demurrage, delay, and forwarding expenses incurred by reason of or in the course of such transportation) of Products from the Property to the place of treatment and then to the place of sale;

iii)	costs or charges of any nature for or in connection with insurance, storage, or representation at a smelter or refinery for Products; and

iv)	sales, use, severance, excise, net proceeds or mine, and any other tax on or measured by mineral productions.

3.	Calculation and Payment of Production Royalty

a)
The obligation  to pay Production Royalty shall accrue upon the outturn of refined metals, on which Production Royalty is payable to the Company’s account or the sooner sale of unrefined metals, doré, concentrates, ores or other Products, as hereinafter provided.

b)
Where outturn of refined metals is made by an independent third party refinery on a provisional basis, the Net Smelter Returns shall be based upon the amount of refined metal credited by such provisional settlement, but shall be adjusted in subsequent statements to account for the amount of refined metal established by final settlement by the refinery.

c)
Production Royalty shall become due and payable quarterly on the last day of the month next following the end of the quarter in which the same accrued.  Production Royalty payments shall be accompanied by a statement showing in reasonable detail the quantities and grades of the refined Products produced and sold or deemed sold by the Company monthly; the average monthly price determined as herein provided for refined metals on which Production Royalty is due; Allowable Deductions; and other pertinent information in sufficient detail to explain the calculation of the Production Royalty payment.

d)
All Production Royalty payments shall be considered final and in full satisfaction of all obligations of the Company with respect thereto, unless Almaden gives the Company written notice describing and setting forth a specific objection to the determination thereof within 12 months setting of receipt by  Almaden of a Production Royalty statement.  If Almaden objects to a particularly quarterly statement as herein provided, Almaden shall, for a period of 60 days after the Company’s receipt of notice of such objection, have the right, upon reasonable notice and at reasonable time, to have the Company’s accounts and records relating to the calculation of the Production Royalty in question audited by a certified public accountant acceptable to Almaden and to the Company.  If such audit determines that there has been a deficiency or an excess in the payment made to Almaden such deficiency or excess shall be resolved by adjusting the next monthly Production Royalty payment or credit due hereunder.  Almaden shall pay all costs of such audit unless a deficiency of 5% or more of the amount determined by the Company to be due to Almaden is determined to exist.  The Company shall pay the costs of such audit if a deficiency of 5% or more of the amount due is determined to exist.  All books and records used by the Company to calculate Production Royalty due hereunder shall be kept in accordance with generally accepted accounting principles consistently applied.  Failure on the part of Almaden to make claim on the Company for adjustment in such 12 month period shall establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon; providing that nothing herein shall limit the time in which Almaden may commence a proceeding for fraud, concealment or misrepresentation.

e)
The Company shall have the right of mixing or commingling, at any location and either underground or at the surface, any Products from the Property with any ores, metals, minerals, or mineral products from other lands, provided that the Company shall determine the weight or volume of, sample and analyze for grade and amenability to process all such Products and ores, metals, minerals and mineral products (including the recovery factor) before the same are so mixed or commingled.  Any such determining of weight or volume, sampling and analytical practices and procedures applied by the Company shall be used as the basis of allocation of Net Smelter Returns payable to Almaden hereunder in the event of a sale by the Company of materials so mixed or commingled or of products produced therefrom.  Prior to commencement of commercial production, the Company shall notify Almaden how the Company proposes to determine the weight of volume of, sample and analyze all such materials.  Almaden may, within 30 days after receipt of such notice, object thereto in writing, specifying with particularity the grounds for such objection.  If Almaden does not serve a timely objection, it shall be deemed to have consented to procedures described in the Company’s notice.  If Almaden does object to the Company’s proposed procedures within such 30 day period, the Company and Almaden shall attempt for a period of 15 days to reach agreement concerning the procedures to be used.  If the Company and Almaden fail to reach agreement within such 15 day period, either party may initiate binding arbitration in accordance with the provisions of this Agreement, to determine the procedures to be used.  Based on its operating experience, the Company may subsequently propose modifications to the approved procedures for determining the weight or volume of, sampling and analyzing ores or mineral products to be mixed or commingled, following the same procedures set forth above, including arbitration.  Notwithstanding the foregoing, nothing herein shall require or permit the operations of the Company or its mixing or commingling or Products with any ores, metals, minerals or mineral products from other lands to be hindered, delayed or interrupted pending the determination of the procedures to be used.

f)
The Company may but need not engage in forward sales, future trading or commodity options trading, and other price hedging, price protection, and speculative arrangements (“Trading Activities”) which may involve the possible delivery of base or precious metals produced from the Property.  The parties acknowledge and agree that Almaden shall not be entitled to participate in the proceeds or be obligated to share in any losses generated by the Company’s Trading Activities.

4.
No Implied Covenants.  The timing, nature, manner and extent of any exploration, development, mining, production and sale of Products, if any, shall be at the sole discretion of the Company.  No implied covenants or conditions whatsoever shall be read into the Deed, including without limitation any covenants or conditions relating to exploration, development, prospecting, mining, production or sale of Products, except for the covenants of good faith and fair dealing.

5.
Assignment.  The Company shall have the right to assign the Property, in whole or in part and shall have sole and absolute discretion concerning the sale, assignment, transfer, conveyance, venturing, encumbrance or other disposition of the Property, in whole or in part, on such terms and conditions as it determines appropriate.  The Company shall require any transferee or assignee of any interest in the Property to assume in writing the obligation to pay Almaden the Production Royalty in accordance with the terms and conditions set forth herein, and upon such assumption, the Company shall be released from all liability hereunder with respect to the transferred interest in the Property, except for such liability as has accrued prior thereto.

6.
Treatment of Product.  The Company may, but shall not be obligated to, treat, mill, heap leach, sort, concentrate, refine, smelt, or otherwise process, beneficiate or upgrade the ores, concentrates , and other mineral product produced from the Property, at sites located on or off the Property, prior to sale, transfer, or conveyance to a purchaser, user or other consumer.  The Company shall not be liable for mineral values lost in processing under sound practices and procedures, and no Production Royalty shall be due on any such lost mineral values.

7.	Arbitration. Any dispute, controversy or claim arising out of or relating to the calculation or payment of Production Royalty shall be settled by binding arbitration.

a)
The arbitration shall be conducted in accordance with the commercial arbitration rules of the British Columbia International Commercial Arbitration Centre in effect at the time of the arbitration, except as they may be modified herein or by the mutual agreement of the parties.  The arbitration shall be the sole and exclusive forum for resolution of the dispute, controversy or claim and the award shall be in writing and shall be final and binding on the parties.  The costs and fees of arbitration, including the arbitrator’s fees and the parties’ attorney’s fees, shall be awarded in the manner determined by the arbitrator.  Judgement thereon may be entered by any court having jurisdiction thereof or having jurisdiction over the parties or their assets.

b)
There shall be one arbitrator selected by the mutual agreement of the party initiating arbitration (“Claimant”) and the party named as respondent (“Respondent”).  If the Claimant and the Defendant cannot agree on an arbitrator within 20 days after receipt of notice of arbitration by the Respondent, the Claimant and the Respondent shall each name an arbitrator within 20 days after the expiration of the initial 20 day period.  The two arbitrators so chosen shall, within a period of 30 days after their selection, select a third arbitrator to serve as the sole arbitrator.  If any party to this Agreement entitled to name an arbitrator should fail to do so, or if the two arbitrators appointed by the parties fail or are unable to appoint the sole arbitrator, British Columbia International Commercial Arbitration Centre shall appoint such arbitrator.  The arbitrator selected by the parties or by the two arbitrators shall be impartial and independent from the parties and shall be technically competent with respect to the issues submitted for arbitration.

c)	The arbitration hearing will be held in Vancouver, B.C.

8.
Assignment.  Almaden  may assign its rights under this Net Smelter Return Royalty Agreement provided, however, than any change in ownership of rights shall be accomplished in such manner that the Company shall not be required to make payments to or give notice to more than one person, firm, corporation, or entity.  No change or division in the ownership of the Production Royalty, however accomplished, shall enlarge the obligations of diminish the rights of the Company.  No change or division in the ownership of the Production Royalty shall be binding on the Company until ten (10) days after the Company has received a copy of the assignment instrument duly recorded in the Public Mining Registry evidencing the change or division in ownership.